UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 27, 2013

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, August 27, 2013

Orange issues EUR 1.5 billion on the bond market in two tranches

Currency	Format	Term	Notional	Coupon	Re-offer spread
Euro	Fixed rate	September 2018	850 million	1.875%	m/s + 60 bp
Euro	Fixed rate	January 2024	650 million	3.125%	m/s + 100 bp

about Orange

Orange is one of the world’s leading telecommunications operators with sales of 43.5 billion euros in 2012 and has 168,000 employees worldwide at 30 June 2013, including 103,000 employees in France. Present in 32 countries, the Group has a total customer base of more than 231 million customers at 30 June 2013, including 174 million mobile customers and 15 million fixed broadband customers worldwide. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services.

Orange is listed on the NYSE Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.orange-innovation.tv or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contact: +33 1 44 44 93 93

Sébastien Audra, sebastien.audra@orange.com

Olivier Emberger, olivier.emberger@orange.com

CAUTION

This press release, of a purely informative nature, is not and cannot in any way be construed as an offering to sell any securities, or as a solicitation of any offer to buy securities, in any jurisdiction, including the United States, Japan, Australia, Canada and the United Kingdom. The securities mentioned in this press release have not been and will not be registered pursuant to the US Securities Act of 1933, as modified. They cannot be offered or sold in the United States absent registration or an exemption from registration. No public offer of these securities has been or will be made in the United States or elsewhere.

ORANGE

Date: August 27, 2013	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations